DORNIER

CONTRACT

between

Fuwei Films (Shandong) Co. Ltd.
No. 387 Dong Ming Road
Wei Fang
Shandong
P.R. China 261061

and

Lindauer Dornier GmbH
Rickenbacher Str. 119
88129 Lindau
Germany

Messrs Fuwei Films (Shandong) Co. Ltd. place the order for the equipment for the PET film production line for a total amount of

EUR 12.300.000,00 including spares

CIF China seaport (without customs clearance), however, including cost for supervisioning of erection as described in this contract.

The scope of supply includes:

A. Extrusion system, type Dornier

B. Chill roll unit with take-up stand, type Dornier including pinning system

C. Longitudinal stretching machine, type Dornier

D. Transverse stretching and crystallising machine, type Dornier

E. Take-up/transfer section, type Dornier

F. Control and multi drive system, type Dornier/Siemens

G. Thickness gauge, type Honeywell-Measurex

H. Non-stop turret rewinder, type Kampf

The film processing line in principle for the production of balanced 3-layer PET film with a thickness range of 38 – 250 µ and a final film width of max. 5800 mm.

Scope of delivery:

Please refer to Appendix I.

Delivery exclusions:

Please refer to Appendix II.

Spares:

This contract includes spares in an amount of EUR 300.000,00. Dornier will prepare an corresponding offer for spare parts and Fuwei Films Co. Ltd. will select spares within of the next 3 months.

Delivery time:

The first shipment to be executed 10 months after payment of down-payment FOB Germany (Incoterms 2000) and the last shipment will be shipped not later than 2 months after the first shipment.

Terms of payment:

10 % down payment against presentation of a banker's guarantee payable until end January 2007.

30 % progress payment against presentation of a confirmed banker´s guarantee to be opened 3 months after effectiveness of contract.

40 % progress payment against presentation of a confirmed banker´s guarantee to be opened 7 months after effectiveness of contract.

20 % final payment at time of shipment for each partial shipment against of a confrimed banker´s guarantee to be opened 0,5 months prior to shipment (L/C allowing partial shipments).
As performance guarantee Dornier will provide a banker´s guarantee in the amount of 10 % of the total price covering the guarantee period.

Mechanical guarantee period:

18 months after delivery or 12 months after start-up, whichever date comes earlier, providing proper handling.

Mechanical warranty:

If during the guarantee period defects, failures and omissions are revealed in the equipment or if the equipment proves to be defective or not to be in accordance with the basic

specification approved by the buyer, whether or not such defects, failures of inconformities could have been revealed during the inspection or testing in the work of Dornier, Dornier shall be obliged at buyers request in writing to rectify free of charge forthwith by repairing or replacing the defective portions provided, however, that small defects which cannot wait shall be remitted by the buyer and the buyer shall charge the actual normal expenses to Dornier.
Dornier, however, is not liable for damages caused by incorrect operation and maintenance of the equipment and/or plant by non-adherence to instruction of Dornier or any damages and losses arising through special circumstances, which Dornier had not foreseen or could not have foreseen at the time of the performance for the corresponding works. Damages caused by others than that attributable to Dornier as well as normal wear, tear and deterioration.

Penalty for late delivery:

0.5 % of the purchase price for each completed week of delay. The liquitated damages, however, shall not exceed 5 % of the purchase price.

Delivery passing of risk:

FOB German seaport (Incoterms 2000)

Documents:

Within of a period of 6 weeks after contract date, Dornier will provide preliminary foundation drawings, utility lists and information necessary for the design of the building.

At time of shipment one set of part lists plus one set of major assembly drawings will be handed over as well as the operating and maintenance instructions in triplicate.

Inspection at the supplier's plant site:

The buyer has the right to pre-inspect the equipment prior to shipment at the plant site of the supplier.

Supervisioning of installation and commissioning of the line at the plant site of buyer:

Supervisioning of installation of the equipment in China is included as well as one month commissioning.

Costs for the flight tickets and travelling time are included in the equipment price.

Costs for hotel plus food and non-alcoholic beverages to be covered by the buyer.

Force Majeure:

The supplier shall be free from the penalty described in this contract at case of Force Majeure.

Effectiveness:

End of January 2007

Disputes and applicable law:

All disputes arising out of owing connection with the contract shall be finally settled under the rules of arbitration of the "International Chamber of Commerce Geneva, Switzerland". The contract shall be governed by the substantive law of the supplier's country.

Language:

All correspondence such as faxes, letters, e-mails in English language.

Guarantee run and acceptance:

1. Conditions:

The special guarantee values, the start-up schedule and the performance of the guarantee run(s) shall be conditional on the following:

1.1 Raw Material:

1.1.1 The raw materials are recommended by the Seller and can be purchased from the local market. Detail raw material properties are defined by a mutual agreement and all data shall be submitted at the first technical meeting.

1.1.2 The raw material shall be supplied by the BUYER in a constant quality and in sufficient quantity (in total for a period of three months approx. 6.000 to are required. Out of film produced in the commissioning period approx. 80% will be saleable quality for the Chinese market with a thickness range of approx. 100-175 µm).

1.1.3 In the event that the BUYER does not provide the stipulated quantity of raw material, it is agreed that the technological guarantees shall be considered as proven to their full extent.

1.1.4 In the event of problems attributable to the use of raw materials others than those specified in SELLER's Raw Material Information and Recommendation, it shall be BUYER's obligation to enable an immediate change to recommended raw materials. In the worst case, chips from the international market must be used for the tests. Resulting delays or interruptions of the start-up period shall be BUYER's responsibility.

1.1.5 Raw Material Specification (Table I)

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For Fuwei Films (Shandong) Co. Ltd., China

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For Lindauer Dornier GmbH, Germany

Date: January 20, 2007 Lindau Germany